SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELTA TOPCO LIMITED

(Name of Subject Company (Issuer))

LIBERTY GR ACQUISITION COMPANY LIMITED

(Name of Filing Person (Offeror))

2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Richard N.  Baer, Esq.

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert W. Murray Jr., Esq.

Renee L. Wilm, Esq.

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112-4498

(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$25,946,554	$3,230.35

(1)                                 Estimated solely for the purpose of calculating the Filing Fee.  Calculated pursuant to Rules 0-11(b)(2) and 0-11(a)(4) under the Securities Exchange Act 1934, as amended, as the book value of the outstanding 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 issued by Delta Topco Limited, on October 23, 2017, the latest practicable date prior to the date of filing this Schedule TO.

(2)                                 The amount of the Filing Fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by .0001245.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,230.35
Form or Registration No.:	Form S-4
Filing Party:	Liberty Media Corporation
Date Filed:	October 27, 2017

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e—4(i) (Cross-Border Issuer Tender Offer)
☐                                    Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) is being filed by Liberty GR Acquisition Company Limited (the “Offeror”), a company incorporated in England and Wales and an indirect, wholly owned subsidiary of Liberty Media Corporation (“Liberty Media”), in connection with the Offeror’s offer to exchange (the “Exchange Offer”) shares of Liberty Media’s Series C Liberty Formula One common stock, par value $0.01 per share (“FWONK”) and cash, for all, but not less than all, of the outstanding 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 (the “Exchangeable Notes”) issued by Delta Topco Limited (“Delta Topco”).  Liberty Media, through the Offeror, owns 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams.

The Exchange Offer is made upon the terms and subject to the conditions described in the prospectus (as it may be amended or supplemented from time to time, the “Prospectus”), which forms a part of the registration statement on Form S-4 filed by Liberty Media on the date hereof (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Prospectus and the related Letter of Transmittal are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Prospectus and Letter of Transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, as more specifically set forth below.

Item 1. Summary Term Sheet.

The information set forth in the Prospectus under the sections entitled “Summary—The Exchange Offer” and “Questions and Answers About the Exchange Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)         Name and Address. The name of the issuer is Delta Topco Limited. Its registered office is 1 Waverley Place, Union Street, St Helier, Jersey JE1 1SG.

(b)         Securities. The subject class of securities are Delta Topco’s 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019. As of the date hereof, $27,395,243 aggregate principal amount of Exchangeable Notes was outstanding.

(c)          Trading Market and Price. There is no trading market for the Exchangeable Notes and there are significant restrictions on the holders’ rights to transfer the Exchangeable Notes.

Item 3. Identity and Background of Filing Person.

(a)         Name and Address. The registered office of the filing person, Liberty GR Acquisition Company Limited, is No. 2, St. James’s Market, London, United Kingdom, SW1Y 4AH.  The Offeror is an indirect, wholly owned subsidiary of Liberty Media.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and executive officers of the Offeror.  The address of each person is: c/o Liberty GR Acquisition Company Limited, No. 2, St. James’s Market, London, United Kingdom, SW1Y 4AH. Each person’s telephone number is (877) 722-1518.

Name	Position
Richard N. Baer	Director
Tim Lenneman	Director
Duncan Llowarch	Director
Gregory Maffei	Director
Craig Troyer	Director
Sacha Woodward Hill	Director

Also Pursuant to General Instruction C to Schedule TO, the following persons are the directors and executive officers of Liberty Media. The address of each director and executive officer is: c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. Each person’s telephone number is (720) 875-5400.

Name	Position
John C. Malone	Chairman of the Board and Director
Gregory B. Maffei	Chief Executive Officer, President and Director
Robert R. Bennett	Director
Brian Deevy	Director
M. Ian G. Gilchrist	Director
Evan D. Malone	Director
David E. Rapley	Director
Larry E. Romrell	Director
Andrea Wong	Director
Mark D. Carleton	Chief Financial Officer
Albert E. Rosenthaler	Chief Corporate Development Officer

Item 4. Terms of the Transaction.

(a)         Material Terms.

(1)         Exchange Offer. The information set forth in the following sections of the Prospectus is incorporated herein by reference:

(i)                         “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer;”

(ii)                      “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer;”

(iii)                   “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer;”

(iv)                  Not applicable;

(v)                     “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer;”

(vi)                  “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer;”

(vii)               “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer;”

(viii)            “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer;”

(ix)                  Not applicable;

(x)                     “Summary,” “Questions and Answers About the Exchange Offer—How does the Offer Consideration differ from what I am now entitled to under the Exchangeable Notes?,” “Questions and Answers About the Exchange Offer—What are the material differences between my rights as a holder of Exchangeable Notes and any rights as a holder of FWONK shares?,” and “Description of the Exchangeable Notes;”

(xi)                  “Questions and Answers About the Exchange Offer—Are your financial condition and results of operations relevant to my decision to tender Exchangeable Notes for Offer Consideration in the exchange offer?” and “The Exchange Offer—Accounting Treatment;” and

(xii)               “Summary—The Exchange Offer—Material United States Federal Income Tax Consequences,” “Questions and Answers About the Exchange Offer—What are the material United States federal income tax consequences of my participating in the exchange offer” and “Material United States Federal Income Tax Consequences.”

(b)         Purchases. The information set forth in the Prospectus in the section entitled “The Exchange Offer—Security Ownership” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)          Agreements Involving the Subject Company’s Securities. Liberty Media, through the Offeror, owns 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams. The Offeror is not (nor is any person specified in Instruction C to Schedule TO) a party to any agreements with other persons with respect to any securities of Delta Topco of the type referred to in Item 1005(e) of Regulation M-A.

Item 6. Purposes of the Transaction and Plans and Proposals.

(a)         Purposes. The information set forth in the Prospectus under the sections entitled “Summary—The Exchange Offer—Purpose of the Exchange Offer,” “Questions and Answers About the Exchange Offer— Why is the Offeror making the exchange offer?” and “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b)         Use of Securities Acquired. The information set forth in the Prospectus under the sections entitled “Summary—The Exchange Offer—Purpose of the Exchange Offer,” “Questions and Answers About the Exchange Offer— Why is the Offeror making the exchange offer?,” “Questions and Answers About the Exchange Offer— What does the Offeror intend to do with the Exchangeable Notes that are tendered and accepted in the exchange offer?,” “Questions and Answers About the Exchange Offer— Will the Offeror receive any cash proceeds from the exchange offer?,” “Use of Proceeds,” “Capitalization,” “The Exchange Offer—Purpose of the Exchange Offer” and “The Exchange Offer—Retirement and Cancellation” is incorporated herein by reference.

(c)          Plans. The information set forth in the Prospectus under the section entitled “The Exchange Offer—Miscellaneous” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)         Source of Funds. The information set forth in the Prospectus under the sections entitled “Summary—Commissions; Source and Amount of Funds” and “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)         Conditions. The information set forth in the Prospectus under the sections entitled “Summary—The Exchange Offer—Conditions of the Exchange Offer,” “Questions and Answers—Is the exchange offer subject to any minimum tender or other conditions?” and “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

(d)         Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)         Securities Ownership. The information set forth in the Prospectus under the section entitled “The Exchange Offer—Security Ownership” is incorporated herein by reference.

(b)         Securities Transactions. The information set forth in the Prospectus under the section entitled “The Exchange Offer—Security Ownership” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)         Solicitations or Recommendations.  The information set forth in the Prospectus under the sections entitled “The Exchange Offer—Exchange Agent,” “The Exchange Offer—Solicitation” is incorporated herein by reference. None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or the exchange agent is making any recommendation as to whether holders of Exchangeable Notes should tender Exchangeable Notes for exchange in the exchange offer.

Item 10. Financial Statements.

(a)         Financial Information. The information set forth in, or incorporated by reference into, the Prospectus under the sections entitled “Capitalization” and “Ratio of Earnings to Fixed Charges” is incorporated herein by reference. The information, including the financial statements, set forth under (i) Item 8, Financial Statements and Supplementary Data and Item 15, Exhibits and Financial Statement Schedules in Liberty Media Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 28, 2017, and (ii) Part I, Item 1, Financial Statements to Liberty Media Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed on August 9, 2017, are, in each case, incorporated herein by reference and can also be accessed electronically on the SEC’s website at www.sec.gov.

(b)         Pro Forma Information. The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a)         Agreements, Regulatory Requirements and Legal Proceedings.

(1) Not applicable.

(2) The Offeror is required to comply with federal and state securities laws and tender offer rules.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(c)          Other Material Information. The information set forth in the Prospectus and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Prospectus, dated October 27, 2017, (incorporated herein by reference to the Registration Statement on Form S-4 filed by Liberty Media Corporation on October 27, 2017).
(a)(1)(ii)	Form of Letter of Transmittal for Exchange Offer (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Liberty Media Corporation on October 27, 2017).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Prospectus, dated October 27, 2017, (incorporated herein by reference to the Registration Statement on Form S-4 filed by Liberty Media Corporation on October 27, 2017).
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

(a)         Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GR ACQUISITION COMPANY LIMITED

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Director

Date: October 27, 2017